UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
NETSCOUT SYSTEMS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64115T 10 4
(CUSIP Number)
Alan Austin
Silver Lake Partners
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 1, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	64115T 10 4	Page	2	of	16

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Silver Lake Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		2,730,660*

Shares	8	Shared voting Power
Beneficially
Owned BY		0

Each	9	Sole Dispositive Power
Reporting
Person		2,730,660*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,730,660*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

7.1%*

14	Type of Reporting Person (See Instructions)

PN
*See Item 5 below

CUSIP No.	64115T 10 4	Page	3	of	16

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Silver Lake Investors, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		76,838*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		76,838*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

76,838*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0.2%*

14	Type of Reporting Person (See Instructions)

PN
*See Item 5 below

CUSIP No.	64115T 10 4	Page	4	of	16

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Silver Lake Technology Associates, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place Of Organization

Delaware

	7	Sole Voting Power

Number of		2,807,498*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		2,807,498*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,498*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

7.3%*

14	Type of Reporting Person (See Instructions)

OO
*See Item 5 below

CUSIP No.	64115T 10 4	Page	5	of	16

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Silver Lake Group, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		2,807,498*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		2,807,498*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,807,498*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent OF Class Represented by Amount in Row (11)

7.3%*

14	Type of Reporting Person (See Instructions)

OO
*See Item 5 below

CUSIP No.	64115T 10 4	Page	6	of	16

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Silver Lake Technology Investors, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		10,033*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		10,033*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,033*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0.0%*

14	Type of Reporting Person (See Instructions)

OO
*See Item 5 below

CUSIP No.	64115T 10 4	Page	7	of	16

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Silver Lake Technology Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		10,033*

Shares	8	Shared Voting Power
Beneficially
Owned BY		0

Each	9	Sole Dispositive Power
Reporting
Person		10,033*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,033*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0.0%*

14	Type of Reporting Person (See Instructions)

OO
*See Item 5 below

CUSIP No. 64115T 10 4	Page 8 of 16

Item 1. Security and Issuer
          This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“NetScout Common Stock”), of NetScout Systems, Inc., a Delaware corporation (“NetScout”). The principal executive offices of NetScout are located at 310 Littleton Road, Westford, Massachusetts, 01886.
Item 2. Identity and Background
          This Schedule 13D is filed jointly by:
          (i) Silver Lake Partners, L.P. (“SLP”);
          (ii) Silver Lake Investors, L.P. (“SLI”);
          (iii) Silver Lake Technology Investors, L.L.C. (“SLTI”, and together with SLP and SLI, the “SLP Stockholders”);
          (iv) Silver Lake Technology Associates, L.L.C. (“SLTA”);
          (v) Silver Lake Group, L.L.C. (“SLG”); and
          (vi) Silver Lake Technology Management, L.L.C. (“SLTM”) ((i) — (vi), collectively, the “SLP Entities” or the “Reporting Persons”).
          The agreement among the SLP Entities relating to the joint filing of this Schedule 13D is Exhibit 1 hereto.
          Each of SLP and SLI is a Delaware limited partnership whose principal business is investing in securities. SLTI is a Delaware limited liability company whose principal business is investing in securities. The principal office of each of the SLP Stockholders is 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.
          SLTA is a Delaware limited liability company whose principal business is serving as the sole general partner of (i) SLP and (ii) SLI. SLG is a Delaware limited liability company whose principal business is serving as the sole managing member of SLTA. SLTM is a Delaware limited liability company and the sole manager of SLTI. The principal business of SLTM is to provide, through its subsidiaries, investment advisory services to SLP, SLI and certain of their affiliates. The principal office of each of SLTA, SLG and SLTM is located at 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.
          The managing members of each of SLG and SLTM are James A. Davidson, Glenn H. Hutchins and David J. Roux (collectively, the “Managing Members”). Each of the Managing Members is a United States citizen. The present principal occupation of each of the Managing Members is serving as a managing member of SLG and SLTM and in a similar capacity with affiliates of such Reporting Persons. The principal office of each of James A. Davidson and David J. Roux is located at 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal office of Glenn H. Hutchins is located at 9 West 57th Street, 25th Floor, New York, New York 10019.
          To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 64115T 10 4	Page 9 of 16
Item 3. Source and Amount of Funds or Other Consideration
          Reference is made to the Agreement and Plan of Merger, dated as of September 19, 2007 (as amended on October 1, 2007 and October 11, 2007, the “Merger Agreement”) (the Merger Agreement and the amendments thereto are Exhibits 2, 3 and 4 hereto), by and among NetScout, Network General Central Corporation and the other parties thereto, pursuant to which, on November 1, 2007, Bradley Merger Sub LLC, a wholly-owned subsidiary of NetScout, merged with and into Network General Central Corporation (the “Merger”). Pursuant to the Merger Agreement, upon consummation of the Merger, each issued and outstanding share of common stock of Network General Central Corporation was converted into the right to receive certain cash consideration and/or a certain number of shares of NetScout Common Stock. As a result of the Merger and pursuant to the Merger Agreement, the SLP Stockholders acquired beneficial ownership, in the aggregate, of 2,817,531 shares of NetScout Common Stock.
          References to and descriptions of the Merger Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement.
Item 4. Purpose of Transaction
          The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated herein by reference.
          As described in more detail in Item 3 above, each of the SLP Stockholders acquired shares of NetScout Common Stock upon consummation of the Merger pursuant to the Merger Agreement. The SLP Stockholders hold such shares of NetScout Common Stock for investment purposes. The SLP Stockholders intend to review on a continuing basis their investment in NetScout and will take such actions with respect to their investment as they deem appropriate in light of circumstances existing from time to time. Subject to the terms of the Stockholders Agreement, dated as of September 19, 2007 (the “Stockholders Agreement”) (the Stockholders Agreement is Exhibit 5 hereto), by and among NetScout, the SLP Stockholders and certain other current stockholders of NetScout (as described in Item 6 of this Schedule 13D), the SLP Stockholders may decide to increase or decrease (through sales in the open market, public offerings, privately negotiated transactions, or any other type of transaction, including derivative transactions) their investment in NetScout depending upon the price and availability of NetScout’s securities, subsequent developments affecting NetScout, NetScout’s business and prospects, other investment and business opportunities available to the SLP Stockholders, general stock market and economic conditions, tax considerations and other factors.
          Pursuant to the Stockholders Agreement, effective as of November 1, 2007, the size of the board of directors of NetScout was expanded by two members, and each of SLP and TPG Starburst IV, LLC was granted the right to designate one person to be elected by NetScout’s existing directors to fill the two vacancies. SLP’s initial designee is Kenneth Y. Hao, a managing director of SLTA and SLTM. Mr. Hao was elected to NetScout’s Board of Directors after completion of the Merger on November 1, 2007. Effective as of (i) if the 2008 annual meeting of stockholders of NetScout is no earlier than September 1, 2008, the date of the 2008 annual meeting of stockholders of NetScout or (ii) otherwise, November 1, 2008, NetScout will cause the size of its board of directors to be decreased by one member and either the designee of SLP or the designee of TPG Starburst IV, LLC will resign from NetScout’s board of directors. Thereafter, so long as SLP, TPG Starburst IV, LLC and their respective affiliates beneficially own at least 50% of the NetScout Common Stock received by them pursuant to the consummation of the Merger, SLP and TPG Starburst IV, LLC will be entitled to designate one person, collectively, whom NetScout will be required to include on its recommended slate of directors.
          Other than as described above, the SLP Stockholders currently have no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the SLP Stockholders reserve the right to develop such plans in the future.
          References to and descriptions of the Merger Agreement and the Stockholders Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

CUSIP No. 64115T 10 4	Page 10 of 16
Item 5. Interest in Securities of the Issuer
          The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
          (a) and (b). The following disclosure assumes that there are 38,704,082 shares of NetScout Common Stock issued and outstanding, which represents the sum of (i) 32,704,082 shares of NetScout Common Stock that NetScout represented to be outstanding as of September 19, 2007 in the Merger Agreement and (ii) 6,000,000 shares of NetScout Common Stock issued as consideration to the stockholders of Network General Central Corporation as of November 1, 2007 pursuant to the Merger Agreement. The SLP Entities may be deemed to be the beneficial owners of 2,817,531 shares of NetScout Common Stock, in the aggregate, which constitute approximately 7.3% of the issued and outstanding shares of NetScout Common Stock.
          SLP directly owns 2,730,660 shares of NetScout Common Stock, which constitute approximately 7.1% of the issued and outstanding shares of NetScout Common Stock. SLI directly owns 76,838 shares of NetScout Common Stock, which constitute approximately 0.2% of the issued and outstanding shares of NetScout Common Stock. SLTI directly owns 10,033 shares of NetScout Common Stock, which constitute less than 0.1% of the issued and outstanding shares of NetScout Common Stock. As described in Item 6 of this Schedule 13D, 169,691 of such shares of NetScout Common Stock owned by SLP, 4,775 of such shares of NetScout Common Stock owned by SLI and 623 of such shares of NetScout Common Stock owned by SLTI are currently held in an escrow account pursuant to the terms of the Merger Agreement and the Escrow Agreement (as defined in Item 6 of this Schedule 13D).
          SLTA, as the general partner of SLP and SLI, may be deemed to beneficially own the shares of NetScout Common Stock that are directly owned by SLP and SLI. SLG, as the managing member of SLTA, may be deemed to beneficially own the shares of NetScout Common Stock that are directly owned by SLP and SLI. SLG has the sole power to direct the vote and direct the disposition of the shares of NetScout Common Stock that are directly owned by SLP and SLI.
          SLTM, as the manager of SLTI, may be deemed to beneficially own the shares of NetScout Common Stock that are directly owned by SLTI. SLTM has the sole power to direct the vote and direct the disposition of the shares of NetScout Common Stock that are directly owned by SLTI.
          The Reporting Persons disclaim beneficial ownership of any shares of NetScout Common Stock held by any other stockholders of NetScout party to the Stockholders Agreement.
          References to and descriptions of the Merger Agreement, the Escrow Agreement and the Stockholders Agreement set forth above in this Item 5 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.
          (c). None of the SLP Entities nor, to the best knowledge of the SLP Entities, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of NetScout Common Stock during the past 60 days, except as disclosed herein.
          (d). To the best knowledge of the SLP Entities, no person other than the SLP entities has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the SLP Entities identified in this Item 5.
          (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          The information set forth or incorporated by reference in Items 3, 4, and 5 is hereby incorporated herein by reference.

CUSIP No. 64115T 10 4	Page 11 of 16
          NOTE PURCHASE AGREEMENT AND RELATED AGREEMENTS
          On November 1, 2007, in connection with the closing of the Merger, NetScout entered into a Purchase Agreement (the “Note Purchase Agreement”) (the Note Purchase Agreement is Exhibit 6 hereto) with SLP, SLI, SLTI and certain other purchasers identified therein (collectively, the “Note Purchasers”), pursuant to which NetScout issued $100 million aggregate principal amount of senior secured floating rate notes due November 1, 2012 (the “Notes”). SLP, SLI and SLTI, collectively, hold $47.499 million in aggregate principal amount of the Notes. The Notes were issued to the Note Purchasers in consideration for (i) the cancellation of $98.5 million in outstanding indebtedness previously owed by Network General Central Corporation to the Note Purchasers under a credit facility that was terminated in connection with the closing of the Merger, and (ii) the assignment to NetScout of $1.5 million of the cash consideration that the Note Purchasers otherwise would have received pursuant to the Merger Agreement. The Notes mature on November 1, 2012.
          The Notes were issued pursuant to an Indenture, dated November 1, 2007 (the “Indenture”) (the Indenture is Exhibit 7 hereto), by and among NetScout, the Guarantors named therein (the “Guarantors”) and Wells Fargo Bank, National Association, as Trustee (the “Trustee”). The Notes are guaranteed by each of NetScout’s domestic subsidiaries and are secured by substantially all of the assets of NetScout and its domestic subsidiaries, as well as a pledge of 66% of the capital stock of NetScout’s foreign subsidiaries directly owned by NetScout and its domestic subsidiaries, all as further described in the Indenture and the Security Agreement, dated November 1, 2007 (the “Security Agreement”) (the Security Agreement is Exhibit 8 hereto), by and among NetScout, NetScout’s domestic subsidiaries and the Trustee.
          The Notes are not subordinated in right of payment to any other indebtedness of NetScout and, therefore, rank pari passu in right of payment with all other unsubordinated indebtedness of NetScout and its domestic subsidiaries. The Indenture generally prohibits, with certain exceptions, any other liens on the assets of NetScout and its subsidiaries, except that a lien is permitted in NetScout’s and its domestic subsidiaries’ cash, accounts receivable, deposit accounts, investment property and securities accounts to secure other indebtedness in an aggregate amount not to exceed the greater of (i) $5,000,000 and (ii) 2% of NetScout’s consolidated revenue and such lien may have priority over the liens securing the Notes on the terms set forth in an intercreditor agreement.
          The Indenture contains certain covenants applicable to NetScout and its subsidiaries, including, without limitation, limitations on additional indebtedness, liens, various fundamental changes (including dispositions of assets and mergers), dividends and distributions, capital expenditures, investments (including acquisitions and investments in foreign subsidiaries), transactions with affiliates, sale leaseback transactions, hedge agreements, payment of junior financing, changes in business, and other limitations customary in secured registered note transactions. In addition, NetScout is required to maintain certain consolidated leverage and consolidated interest coverage ratios. These covenants and limitations are more fully described in the Indenture.
          Interest on the Notes is payable quarterly in arrears on February 1, May 1, August 1 and November 1 (or the next business day, if any such date is not a business day) of each year, beginning on February 1, 2008, to holders of record on January 15, April 15, July 15 or October 15, as the case may be. The Notes bear interest at a rate per annum equal to LIBOR (determined as set forth in the Indenture and reset quarterly as set forth in the Indenture) plus 500 basis points until October 31, 2008, 550 basis points from November 1, 2008 to October 31, 2009 and 600 basis points from and after November 1, 2009.
          NetScout may prepay the Notes in whole at any time prior to maturity. At any time prior to November 1, 2008, NetScout may redeem the Notes for the amount of the outstanding principal amount and accrued and unpaid interest, without any prepayment premium. From and after November 1, 2008, NetScout may redeem the Notes upon payment of a prepayment premium in an amount dependent upon the date of such prepayment and which ranges from 103.0% of the outstanding principal in 2008 and declines to 100% of the outstanding principal amount in 2011 and beyond. NetScout is also required make an offer to purchase outstanding Notes upon the occurrence of certain events and, subject to certain limitations, from the proceeds of asset sales, from the proceeds of issuances of certain indebtedness or equity securities and from excess cash flow, all as set forth in the Indenture.
          The Indenture provides that events of default will exist in certain circumstances, including failure to make payment of principal or interest on the Notes, failure to perform certain obligations under the Indenture and related

CUSIP No. 64115T 10 4	Page 12 of 16
documents, defaults in certain other indebtedness, certain insolvency events, certain events arising under ERISA, a change of control of NetScout and certain other events. Upon an event of default, the Trustee or the holders of 25% in principal amount of the Notes outstanding may accelerate maturity of the Notes and enforce remedies under the Indenture, the Notes, the Security Agreement and related documents.
          In connection with the issuance of the Notes described above, NetScout entered into a Registration Rights Agreement, dated November 1, 2007 (the “Registration Rights Agreement”) (the Registration Rights Agreement is Exhibit 9 hereto), by and among NetScout, the Guarantors and the Note Purchasers, pursuant to which, upon the request of certain of the Note Purchasers, NetScout agreed to file on or after May 18, 2008 a registration statement with the Securities and Exchange Commission for the resale of the Notes. In addition, NetScout also granted the Note Purchasers other registration rights in certain limited circumstances as further described in the Registration Rights Agreement.
          MERGER AGREEMENT
          SLP is a party to the Merger Agreement, solely in its capacity as a representative of the former stockholders of Network General Central Corporation as of the closing of the Merger for purposes of coordinating matters relating to such stockholders’ indemnification obligations to NetScout and its related parties under the Merger Agreement. Pursuant to the Merger Agreement, NetScout and certain related parties are being indemnified and held harmless by the former stockholders of Network General Central Corporation as of the closing of the Merger for certain matters specified in the Merger Agreement.
          ESCROW AGREEMENT
          In connection with the execution of the Merger Agreement, an Escrow Agreement was entered into by NetScout, SLP, TPG Starburst IV, LLC and U.S. Bank, National Association on September 20, 2007 (the “Escrow Agreement”) (the Escrow Agreement is Exhibit 10 hereto) to establish an indemnification escrow account to secure certain indemnification obligations of the stockholders Network General Central Corporation to NetScout and its related parties under the Merger Agreement and to prescribe the terms and conditions by which such indemnification escrow account will be maintained. SLP is a party to the Escrow Agreement solely in its capacity as a representative of the former stockholders of Network General Central Corporation for purposes of coordinating matters relating to such stockholders’ indemnification obligations under the Merger Agreement and the maintenance of the indemnification escrow account established pursuant to the Escrow Agreement.
          Pursuant to the Merger Agreement, upon completion of the Merger, NetScout (on behalf of the former stockholders of Network General Central Corporation) deposited the following amounts into the indemnification escrow account: (i) $10 million in cash and (ii) shares of NetScout Common Stock with an aggregate value of $5 million (based on the average closing price of NetScout Common Stock during the 10 trading days immediately prior to October 29, 2007). Immediately after the completion of the Merger, on November 1, 2007, pursuant to and in accordance with the terms of the Escrow Agreement, the SLP Stockholders and the other Note Purchasers deposited into the indemnification escrow account Notes in an aggregate principal amount equal to $7.5 million and withdrew an equivalent amount of cash held in the indemnification escrow account.
          All indemnification claims by NetScout and its related parties will be satisfied pro rata among the cash, NetScout Common Stock shares and, if applicable, Notes held in the indemnification escrow account from time to time. All amounts held in the indemnification escrow account, net of any amounts paid to NetScout and amounts relating to pending claims, if any, are expected to be released to the former stockholders of Network General Central Corporation fifteen months after completion of the Merger.
          STOCKHOLDERS AGREEMENT
          As described above in Item 4, the SLP Stockholders are parties to the Stockholders Agreement. The Stockholders Agreement includes agreements with respect to, among other things, the following matters:

CUSIP No. 64115T 10 4	Page 13 of 16
•	Each SLP Stockholder agreed to customary standstill arrangements with respect to the acquisition of additional shares of NetScout Common Stock and certain other actions with respect to NetScout for a term that will extend until such SLP Stockholder and its affiliates own, collectively, less than 5% of the outstanding NetScout Common Stock.

•	Each SLP Stockholder is prohibited from transferring the shares of NetScout Common Stock it received pursuant to the Merger until May 1, 2008, except that any SLP Stockholder may transfer any of such shares (i) to an affiliate of such SLP Stockholder, (ii) pursuant to any stock repurchase program of NetScout or any of its subsidiaries, (iii) in any tender or exchange offer, merger, consolidation or other business combination involving NetScout (and not in violation of the standstill provision described above) or (iv) pursuant to the exercise of the registration rights described below.

•	Each SLP Stockholder received customary demand and piggyback registration rights with respect to the NetScout Common Stock it received pursuant to the Merger. In addition, the SLP Stockholders as a group may require NetScout to implement on a timely basis and maintain a shelf registration statement at any time beginning on May 1, 2008 and ending on the earlier of (i) the two-year anniversary of the effectiveness of such shelf registration statement (with such two-year anniversary extended for any blackout periods initiated by NetScout) or (ii) such time as each such selling stockholder holds less than 5% of the outstanding NetScout Common Stock and can dispose of its full ownership of NetScout Common Stock during any 3-month period pursuant to Rule 144 or 145 of the Securities Act of 1933. The SLP Stockholders, as a group, are entitled to demand one fully marketed underwritten offering of NetScout Common Stock at any time beginning on May 1, 2008.

•	As described in Item 4 above, effective as of November 1, 2007, SLP was granted the right to designate one person to be elected to NetScout’s board of directors. SLP’s initial designee is Kenneth Y. Hao, a managing director of SLTA and SLTM. Mr. Hao was elected to NetScout’s Board of Directors after completion of the Merger on November 1, 2007. On and after (i) if the 2008 annual meeting of stockholders of NetScout is no earlier than September 1, 2008, the date of the 2008 annual meeting of stockholders of NetScout or (ii) otherwise, November 1, 2008, but only so long as SLP, TPG Starburst IV, LLC and their respective affiliates beneficially own at least 50% of the NetScout Common Stock received by them pursuant to the consummation of the Merger, SLP and TPG Starburst IV, LLC will be entitled to designate one person, collectively, that NetScout will be required to include on its recommended slate of directors. So long as SLP and its affiliates beneficially own at least 5% of the outstanding NetScout Common Stock, SLP is entitled to receive copies of all information received by any designee of SLP or TPG Starburst IV, LLC serving on NetScout’s board of directors (provided that NetScout does not indicate that such disclosure would be reasonably likely to result in the waiver of attorney-client privilege).
          References to and descriptions of the Note Purchase Agreement, the Indenture, the Security Agreement, the Registration Rights Agreement, the Merger Agreement, the Escrow Agreement and the Stockholders Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement among each of the SLP Entities, a copy of which is attached hereto.

2.	Agreement and Plan of Merger, dated as of September 19, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and TPG Starburst IV, LLC, each solely in its capacity as a representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on September 25, 2007).

3.	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 1, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and TPG Starburst IV, LLC, each solely in its capacity as a

CUSIP No. 64115T 10 4	Page 14 of 16
representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on October 5, 2007).

4.	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 11, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and TPG Starburst IV, LLC, each solely in its capacity as a representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on October 17, 2007).

5.	Stockholders Agreement, dated as of September 19, 2007, between NetScout Systems, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 to NetScout’s Current Report on Form 8-K filed on September 25, 2007).

6.	Purchase Agreement, dated as of November 1, 2007, among NetScout Systems, Inc., Integral Capital Partners VI, L.P., Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., TPG Starburst III, LLC., TPG Starburst IV, LLC, and T3 Starburst II, LLC (incorporated by reference to Exhibit 4.2 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

7.	Indenture, dated as of November 1, 2007, among NetScout Systems, Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

8.	Security Agreement, dated November 1, 2007, among NetScout Systems, Inc. and certain of its Subsidiaries in favor of Wells Fargo Bank, National Association, as Collateral Trustee (incorporated by reference to Exhibit 4.4 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

9.	Registration Rights Agreement, dated as of November 1, 2007, among NetScout Systems, Inc., Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., TPG Starburst III, LLC., TPG Starburst IV, LLC, T3 Starburst II, LLC, Integral Capital Partners VI, L.P. and the Guarantors identified thereto (incorporated by reference to Exhibit 4.5 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

10.	Escrow Agreement, dated as of September 20, 2007, by and among NetScout Systems, Inc., Silver Lake Partners, L.P., TPG Starburst IV, LLC and U.S. Bank, National Association, a copy of which is attached hereto.

CUSIP No. 64115T 10 4	Page 15 of 16
Signatures
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2007
SILVER LAKE PARTNERS, L.P.

	By:	Silver Lake Technology Associates, L.L.C.
its General Partner

	By:	Silver Lake Group, L.L.C.
its Managing Member

	By:	/s/ Dave Roux
	Name:	Dave Roux
	Title:	Managing Director

SILVER LAKE INVESTORS, L.P.

	By:	Silver Lake Technology Associates, L.L.C.
its General Partner

	By:	Silver Lake Group, L.L.C.
its Managing Member

	By:	/s/ Dave Roux
	Name:	Dave Roux
	Title:	Managing Director

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

	By:	Silver Lake Technology Management, L.L.C.
its Manager

	By:	/s/ Dave Roux
	Name:	Dave Roux
	Title:	Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.

	By:	Silver Lake Group, L.L.C.
its Managing Member

	By:	/s/ Dave Roux
	Name:	Dave Roux
	Title:	Managing Director

CUSIP No. 64115T 10 4	Page 16 of 16

SILVER LAKE GROUP, L.L.C.

By:	/s/ Dave Roux
Name:	Dave Roux
Title:	Managing Director

SILVER LAKE TECHNOLOGY MANAGEMENT, L.L.C.

By:	/s/ Dave Roux
Name:	Dave Roux
Title:	Managing Director

Exhibit Index
1.	Joint Filing Agreement among each of the SLP Entities, a copy of which is attached hereto.

2.	Agreement and Plan of Merger, dated as of September 19, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and TPG Starburst IV, LLC, each solely in its capacity as a representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on September 25, 2007).

3.	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 1, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and TPG Starburst IV, LLC, each solely in its capacity as a representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on October 5, 2007).

4.	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 11, 2007, among NetScout Systems, Inc., Bradley Merger Sub, LLC, Network General Central Corporation, Network General Corporation and Silver Lake Partners, L.P. and TPG Starburst IV, LLC, each solely in its capacity as a representative of the stockholders of Network General Central Corporation (incorporated by reference to Exhibit 2.1 to NetScout’s Current Report on Form 8-K filed on October 17, 2007).

5.	Stockholders Agreement, dated as of September 19, 2007, between NetScout Systems, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 to NetScout’s Current Report on Form 8-K filed on September 25, 2007).

6.	Purchase Agreement, dated as of November 1, 2007, among NetScout Systems, Inc., Integral Capital Partners VI, L.P., Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., TPG Starburst III, LLC., TPG Starburst IV, LLC, and T3 Starburst II, LLC (incorporated by reference to Exhibit 4.2 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

7.	Indenture, dated as of November 1, 2007, among NetScout Systems, Inc., the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

8.	Security Agreement, dated November 1, 2007, among NetScout Systems, Inc. and certain of its Subsidiaries in favor of Wells Fargo Bank, National Association, as Collateral Trustee (incorporated by reference to Exhibit 4.4 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

9.	Registration Rights Agreement, dated as of November 1, 2007, among NetScout Systems, Inc., Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., TPG Starburst III, LLC., TPG Starburst IV, LLC, T3 Starburst II, LLC, Integral Capital Partners VI, L.P. and the Guarantors identified thereto (incorporated by reference to Exhibit 4.5 to NetScout’s Current Report on Form 8-K filed on November 7, 2007).

10.	Escrow Agreement, dated as of September 20, 2007, by and among NetScout Systems, Inc., Silver Lake Partners, L.P., TPG Starburst IV, LLC and U.S. Bank, National Association, a copy of which is attached hereto.